EXHIBIT 99.1

April 3, 2019	News Release 19-05

Production Ramp-up and Underground Exploration Drilling Campaign on Track

2019 Guidance Re-affirmed

Vancouver, British Columbia, April 3, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) reports that its planned ramp-up to 3,800 tonnes per day production rate at its Brucejack Mine, and its underground exploration drilling program, are both progressing on schedule. The company also re-affirms its 2019 production guidance.

"Our goal is to provide long-term cash generation and profitability at Brucejack,” said Joseph Ovsenek, President & CEO of Pretivm. “Brucejack has proven itself as a low cost, highly profitable mine. Now with reserve expansion drilling underway, we are focused on demonstrating the potential for Brucejack to be a top-tier gold producer well into the future.”

2019 Production Guidance Maintained

The Company expects to achieve its 2019 gold production guidance of 390,000 ounces to 420,000 ounces and the planned production ramp-up from 2,700 tonnes per day to 3,800 tonnes per day over the course of the year. During the first quarter, mining operations have prioritized increasing the development rate to 1,000 meters per month and opening up the deposit to allow access to a greater number of stopes to support a 3,800 tonnes per day mining rate by year end. As the mine continues to sequence through a lower grade area of the Valley of the Kings, all stopes above cut-off grade of approximately 5.0 grams per tonne gold are being mined as they become available for production. Accordingly, gold grade is expected to average approximately 10.4 grams per tonne over the course of 2019; both grade and tonnes are expected to be higher in the second half of the year.

Brucejack Ramp-up on Schedule

The modifications and upgrades required to sustainably process ore at the upgraded production rate of 3,800 tonnes per day are on schedule and will continue during regularly scheduled shut-downs. The most significant upgrade is the shift from concentrate bagging to a bulk loading system. The bulk loading system is currently installed in a temporary location within the mill, and is commissioned and operational. It is expected to be installed in its permanent location and completely integrated in the middle of the second quarter. Final modifications to the flotation circuit will be scheduled upon delivery of final components.

Underground development has been successfully accelerating from 700 to 1,000 meters per month throughout the quarter. Development is approaching 1,000 meters per month and is expected to maintain that rate throughout the year to ensure development remains ahead of production requirements to ensure steady mining rates of 3,800 tpd for the future.

2019 Reserve Definition and Expansion Drilling Ongoing

The 70,000-meter 2019 underground drill program commenced early in the first quarter. More than 24,000 meters of drilling in 183 drill holes have been completed to date. The program is expected to improve reserve definition ahead of mining and expand on the current Mineral Reserves at the Valley of the Kings. Opportunities for expansion are located at depth, to the west, to the east, and to the north-east of the currently defined Mineral Reserve. Exploration in the early part of the program focused westward towards the Brucejack fault and at depth below the 1200-meter level of the current development.

Drilling will continue through the year and is expected to include zones prospective for additional reserve expansion to the north-east of and at depth below the currently defined Mineral Reserves where previous drill programs have indicated the continuation of high-grade gold mineralization. A re-interpretation of previous drill results from the north-east indicates the presence of a repetition of the key stratigraphy that hosts high-grade gold mineralization in the Valley of the Kings.

Exploration drilling in 2015 intersected high-grade gold 1,000 meters to the east of the Valley of Kings below the Flow Dome Zone (see news release dated Oct 8, 2015). Resource expansion drilling to the east towards the Flow Dome Zone is planned for later in the year depending on development and permitting. Results will be released in due course.

For a section view of the drill holes and targeted zones please see below.

Underground Exploration Drilling for Porphyry Source

In 2018, two 1,500-meter holes drilled east from the Valley of the Kings intersected Brucejack-style mineralization throughout demonstrating mineralization continuity between the Valley of the Kings and the Flow Dome Zone, an area approximately 1,000 meters east of the Brucejack Mine (see news release dated June 18, 2018). In addition, the drilling intersected anomalous mineralization to suggest proximity to porphyry-style mineralization at depth.

Based on the previous drill results and follow-up geophysical program and mineral chemistry evaluation, two deep holes were targeted to further test the porphyry potential below the Valley of the Kings and the Flow Dome Zone. The first of the two holes, VU-1785, drilled towards the south-east, was recently completed at 2,000 meters downhole. Multiple Valley of the Kings-style carbonate stockworks were visible in parts of the drill core. An update on intersections will be provided following the receipt of assay results and further evaluation. Drilling will commence on the second hole in early April.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine reserve definition and exploration drilling, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the QP responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Reserve and Resource Estimate Update Webcast and Conference Call

Updated Mineral Resource and Mineral Reserve estimates for the Valley of the Kings and an updated life of mine plan for the Brucejack Mine will be provided before market open on April 4, 2019.

A webcast investors day session to coincide with the release of these updates will also provide an overview of grade reconciliation, updated geological interpretation and mining initiatives, among other things.

Webcast and conference call details:

Thursday, April 4, 2019 at 8:00 am EST (5:00 am PST)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

First Quarter 2019 Operational and Financial Results – Webcast and Conference Call

The first quarter 2019 operational results and all production results going forward will be released with our quarterly financial statements.

Pretivm plans to release its first quarter 2019 operational and financial results after market close on Thursday, May 2nd, 2019. The webcast and conference call to discuss these results will take place Friday, May 3rd, 2019 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, May 3, 2019 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President& CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604)558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; the expected grade of gold produced; the ramp-up of the Brucejack Mine to 3,800 tonnes per day production rate, including capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith; our planned mining, exploration and development activities and the costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational strategy; capital and operating cost estimates and timing thereof; production and processing estimates; our future operational and financial results and the timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including the 2016 Valley of the Kings Mineral Resource Estimate Update and the 2016 Brucejack Mineral Reserve Estimate; the updates to our Mineral Reserves and Mineral Resources Estimates and our life of mine plan and the anticipated timing thereof; realization of Mineral Reserve and Resource Estimates; timing of further development of our Brucejack Mine; results of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; our executive compensation approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; and statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our Mineral Resource and reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to Inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, MD&A and other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the other Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

2019 Reserve Definition and Expansion Drilling

PRETIVM

2015 Flow Dome
Zone Drilling³
N
Mineral Resource¹
Mineral Reserve²
Exploration Potential
Reserve Definition & Expansion Drilling Target Area
Resource Exploration Drilling Target Area
1280 L
1030 L
780 L
530 L
280 L
30 L
Valley of the Kings
SU-657
9.0m @21.87 g/t Au
(Inc 0.5m @ 203 g/t Au
SU-666
2.05m @2,100 g/t Au
(Inc 0.5m @ 8,600 g/t Au
2019 Deep
Hole Drilling
2018
Exploration
Drill Holes⁴
Anomalous
Cu and Mo
Au (g/t)
0.5-1.0
1.0-5.0
5.0-20.0
>20.0
500 m

(1) Outline of Measured, Indicated, and Inferred Mineral Resource as at 21 July 2016.
(2) Outline of Proven and Probable Mineral Reserve, based on June 19, 2014 Feasibility Study
(3) 2015 Regional Drill program; see News Release dated Oct 8, 2015.
(4) 2018 Underground Exploration Drilling; see News Release dated June 18, 2018.